Exhibit A

            Pursuant to the instructions in Items 6 and 7 of Schedule 13G, the security being reported on by Amova Asset Management Americas, Inc., as subsidiary to the parent holding companies listed below, are owned, or may be deemed to be beneficially owned, by its parent holding companies.

1)   Sumitomo Mitsui Trust Group Inc.
o  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
o  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

2)   Amova Asset Management Co., Ltd.
o  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
o  A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).